Filed by Churchill Capital Corp X pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Churchill Capital Corp X (File No. 001-42646)

Set forth below is a transcript of Matt Kinsella’s interview with the IMPACT Show podcast on October 27, 2025 in which the proposed business combination between Churchill Capital Corp X and ColdQuanta, Inc. (“Infleqtion”) is discussed.

Impact Show – Transcript

Welcome back to the Impact Show. This is like my 65th episode. So excited to be here in Louisville, Colorado. I am with the CEO of Inflection. And if you’ve heard of quantum computing, you’re going to really hear about it today. It’s the next the final frontier of computing and it’s so exciting. And to have Matt Canella here uh at his phenomenal facility on such an exciting week. I’ll let you talk about that. But the reason why I created an impact show was really to talk about adversity and breaking through the impossible because so many people in business and in life and in leadership face adversity and face the other ones that are that are constantly trying to take them down and they make the impossible possible. Whether you’re a startup or an enterprise or a venture capitalist, you’re always going to be facing that adversity. And that’s why we started the show and we’ve had some of the most amazing thought leaders from technology to AI to robotics to Palmer Lucky. and it just gets better and better. The stories are just endless. So, I’m really excited to be here in Colorado, Matt, to interview you at your beautiful facilities. Maybe you could before we get into inflection. Let’s talk about Matt. Tell us your story, where you grew up, and a little bit about yourself. Absolutely. Well, thank you for being here, Son. It’s great to host you and thanks for having me on your show. Yeah. Uh, so I grew up in Illinois and I went to school at Notre Dame in Indiana. I moved then I went to work at a firm called Maverick where I was for the next years and uh and it was at Maverick where I first got really curious about quantum and then made the first investment in in Inflection or what was to become inflection and so I was the founding investor in inflection and then joined the board and then ultimately got to come and join the company full-time back in April of last year. Awesome. Yeah. How you like in Colorado? Colorado’s wonderful. It’s pretty cool. already was I mean growing up in the plains of Illinois it’s you know the highest hill you’d see was a couple feet high so it’s pretty striking to be here amongst the amongst the mountains and you know I didn’t really get a chance to ski until I was in college but quickly you know became a quick study and started to love skiing so it’s a great place to be if you like to ski that’s awesome well I think leisure is so important you know so finding the strike a balance of business life leisure family to me that’s the ultimate I have to say I’m a little partial to Utah snow. They say there’s a difference. A little fluffier. Yeah, a little fluffier. It’s a little crunchier here, but you ski better here. So, I don’t know. Like there’s pros and cons on both. Um but uh you know, having that that surrounding of the mountains and to be able to have that leisure uh must give you some great perspective as you’re leading the enterprise. And so before we get into inflection in the business, you know, we have very sophisticated people in our audience that understand quantum computing, understand the technology behind it, but there’s a lot of people that are just hearing about it as well. It reminds me a little bit of like cryptocurrency or digital currencies where people they kind of understand it, but they don’t fully understand it. So maybe you could give a full background on quantum computing uh the evolution of computing in general and why quantum was born and what are some of the challenges in society and technology that quantum is addressing and taking on. Sure. Before I do that, I need to ask you a very serious question. Oh yeah. Okay. Why can’t you trust an atom? Oh my gosh. Because it might split on you because they make up everything. Ah, that’s a good one. Okay. Hey Isaiah, that one’s for you. Isaiah at Valor Atomics who’s trying to split an atom right now with his modular nuclear reactor. Good guess. I’m going to get you guys connected. I’ve got a uh that’s a good joke. -year-old months old. So the quantum dad jokes are a big part of my life. That’s pretty big. You’re the first official person to start an interview. Remember this with a joke. I like that. Good icebreaker. Okay. Okay. Back to you. So the back to the serious stuff. So let me start at the very basic level maybe. So when we talk about quantum, hence the joke, we’re talking about the world of the very small, the atomic and the subatomic levels where a whole different set of rules are calling the shots down there and those are called quantum mechanics, right? And there are strange phenomena down there like things like superb position and entanglement. You may have heard of these terms. They’re we don’t experience them on our macro level. We don’t see them on a day-to-day basis, but they are very real. And even though if we don’t understand why they’re there, we just have to accept they exist. Yeah. But if you can harness those and take advantage of them, you can actually use them to build products that have true orders of magnitude improvement over the standards of our classical uh equipment. And that ranges from sensing timekeeping to computing. And so what we do at Inflection is we take advantage of those very strange and wonderful things that happen down at the atomic level and the subatomic level and we turn those into products. And our modality, and when I say modality, it’s sort of the way you do quantum. Uh, our modality is highly flexible and it allows us to address those different end markets I pointed out. So, we’re not just building computers. We’re building timekeeping devices, we’re building sensors, and we’re building computers. And we’re taking those underlying things that happen at the quantum level, harnessing them, and turning those into products that we can point at those different end markets. And can you talk a little bit about those end markets and the applications so we can understand that in more lay term? Yeah. As to what sensing and clock, you know, can you talk a little bit about the application side that that the general public interfaces with on a daily basis? Sure. So, at the heart of before I tell you that applications, let me just explain how it all ties together. So, at the heart of every one of our products, ranging from a clock to a computer, we have our quantum core. Inside that core lives atoms, right? We interact with those atoms using lasers and then we turn them into products. The most simplistic although not simple at all product that we can build using that core neutral atom technology is a clock. And so we can effectively turn the energy transition of that atom into a very stable frequency reference that ticks call it a thousand times more precisely than any atomic clock out there. So why does that matter? Let’s use GPS as an example. GPS is a position navigation and timing system, right? But it’s a pnt system. Really it’s a lowercase P, lowercase N, capital T, right? The time that comes from GPS is by far and away the most important service that GPS provides. It’s time and the speed of light that helps you figure out where you are, right? But it’s also the time stamp that comes down from the GPS uh GPS uh satellite cluster that allows us to synchronize our electricity grid. It allows us to synchronize our RF networks, our data centers, our financial markets. Without that time stamp for synchronization, those would cease to function, right? And so we have an immense amount of critical infrastructure, highly reliant upon satellites that have been up there since the ‘s that are highly susceptible more recently to both spoofing and deniability. You saw last week that Ursula Vanderion’s airplane was denied of GPS and that’s happening more and more in Europe and it’s only a matter of time before it happens here. So our critical infrastructure is at risk because it’s reliant on that timing. What we can do because we can harness those powers of quantum I talked about, we can build robust field deployable small form factor devices that keep time better with the GPS network and allow you to start to wean yourself off of being the GPS. So we can have that synchronization here on Earth’s surface and still allow our critical infrastructure to function. Very similarly um from a defense perspective, if we were to, god forbid, go into a hot war, let’s say over the Taiwan Strait, the first thing to go would be GPS. So the size a side that can synchronize and navigate in the absence of GPS will have an enormous tactical advantage. So there’s a national security application to absolutely very much so. I mean make no mistake this quantum is a a race and there are huge national security implications and it is critical that the US and the and our allies win this race. Right. And so other areas where it seems like quantum and thank you for the fundamentals of science on that for our audience. some casual quantum mechanics, but looking at some other so cryptography and security, can you talk a little bit about that because that seems to be an endless opportunity for quantum applications. Yes. So, in the same way that we can trap those atoms inside uh our ultra high vacuum cells and turn them into a clock, we can array those atoms in a grid again individually addressing them with the lasers, excite them, entangle them. We can get into what entanglement means later, but then we can use those to turn them into a computer. and what this what those atoms can do are very different than what your traditional bits in a computer can do, right? All of our modern-day computers are based on a very simple logic. It’s zero or one, right? The flipping of bits, but you do that billions of times and you can do all these amazing things that we have been able to do um with computation. The problem is that even the most powerful GPU cluster, right, it is still always just boiling all problems down to zeros and ones, right? That’s not actually how nature works. So it’s always a heuristic. You’re just sort of force-fitting nature’s problems into this very simplistic logic of zero and one. If you actually want to model or solve the problems of nature, that can range from discovering new materials to um to uh to drug discovery etc. You need to use the actual logic that the universe exists under that is quantum mechanics. And cubits can be all states of the world at once. And so they can simulate many things simultaneously. So it can be zero and one and anything in between. And that’s another one of the really weird things that happens down at the quantum mechanical level called superb position. Okay? So they’re in all states at once. And so what we’re able to do is create computers that can model out all states at once at effectively simultaneously and then use something called wave interference to then collapse onto the right answer. Got it. So you brought up um you brought up uh encryption, right? All modern day encryption is based on a fundamental inability of something for a classical computer to do. And that is to take a very large string of numbers and then to tell you the two prime numbers that when you multiply those two together, it gives you that very long string of numbers. The computer could easily multiply those numbers together and tell you what it is. But if you say, “Here’s a very long string of numbers. Give me the two prime numbers to multiply together.” It would take a CPU a trillion years to solve that. Wow. It would take a GPU a mere billion years. It will take a quantum computer a week. That’s amazing. And so because it’s going off ones and zeros, the traditional method, the traditional have to try every single possible combination one after the other. And that’s why it would just take so long to do it. So that’s where encryption and security would definitely benefit. Yeah. It Well, it’s a benefit because we can actually utilize that to help secure things. It’s a scary proposition because everything that has been historically encrypted can now be decrypted by quantum computers. And so what NIST has already done to get ahead of this is create what’s called postquantum encryption. So new things are being encrypted in different ways to that that quantum computers can’t break. The problem is that there’s this whole movement called uh harvest now decrypt later where you steal information, you hold it until quantum computers get powerful enough and then you’ll be able to decrypt that information and there’s not much we can do about that. You mentioned drug discovery which is very valuable to our audience. We have a lot of healthcare healthcare AI companies from Stanford that will be at our impact conference in Washington DC. Can you talk a little about about the drug discovery because as we all know with the progress that’s happening in AI uh how does quantum play a role in it and can you can you unpack that for us a little bit? Sure. So that that the types of problems that quantum is very good at solving are what are called NP problems basically non-polomial problems and so that’s an example would be you start with a not a huge number of variables but when you start to combine those variables the range of outcomes becomes virtually limitless and those are the types of things that are very difficult for classical computers to to simulate and so drug discovery falls into that bucket because you’re now you know combining different molecules to see what types of drugs you can you know ultimately ultimately uh develop and So what I see is AI making good progress on some of those, but they hit a bottleneck cuz it just for the same reason that they couldn’t simulate all the different possibilities of which two numbers would be multiplied to hit that that longer string. It’s a similar problem for drug discovery and just the possible combinations of all the molecules. So what will happen and the way I see the world playing out is the data center is going to evolve into a stack that involves CPUs and just like GPUs layered on top of CPUs to unlock new capac like new problems that you could point compute at QPUs or quantum processors will be layered into that data center. So you’ll have CPUs, GPUs and QPUs and they’re all going to work in tandem to solve these problems and drug discovery will be another one where parts of those workloads will just get hived off to the quantum processor that couldn’t be handled by the GPU or the CPU. And so I don’t actually see QPUs really taking away market opportunity from GPUs or even CPUs. It just expands the range of possibilities like drug discovery that you can you can point compute at. So in my early days when I founded my agency KCOM, it was because I could program. So I remember I had a ALR uh had a floppy disc. So my storage was on that. It it evolved to the hard disk and then it evolved to the cloud and then all this computing power and big data then is now artificial intelligence. How does quantum looking at that that whole series of computing started so basic and now it’s getting so advanced and AIs just turning into a multi-t trillion dollar GDP contributor. How does quantum play a role in this given the processing speeds are so fast, so vast given that energy supplies are so limited here in the United States? Do you see uh any forecast on quantum’s role in AI? And what’s your perspective on that? Quantum and AI are deeply entangled to use a uh yeah a quantum term in that they’re all they’re actually based on the same underlying math. It’s matrix matrix math and AIs very good at multiplication uh and uh and quantum is very good at division for very very simplistically. So think of them as highly highly related at the most basic level and highly complementary and so I painted that vision of the world where you have quantum layered in you know underneath the AI layer of the stack. And I really do believe that’s how it’s going to play out. But there’s a couple of specific ways that quantum and AI can interact together. One, um synthetic data. So we are running out of data to train our AI models on, right? Quantum computers can generate vast amounts of synthetic data to increase the training the data training sets for AI models. Also quantum sensors sense the world in much much more precise ways than classical sensors and a whole new stream of data to tie into to classical computers. So that’s one. So it’s like helps us train AI models better, right? Number two is when you write software for quantum computers, you need to write that software completely differently, right? Because you’re actually sort of coding around the laws of quantum physics, which you did not need to do when you were a coder for classical software. But there’s these again strange things that are present at the quantum world. For instance, the something called the no clone theorem. You can’t copy and paste quantum data. Copying and pasting data is a huge part of classical um coding. So when we wrote our software for our quantum computers, we had to rearchitect the memory to work around the inability to copy and paste data. Interestingly, if you take that quantum inspired software and apply it on GPUs, you unlock huge performance enhancements on those GPUs and largely around the expansion of context windows. So context windows are one of the fundamental um uh scaling bottlenecks of large language models and it’s effectively how much data can you throw at a large language model simultaneously. And there’s a it’s a the scaling equation is basically to double the context window in in GPUs. Historically, you’ve had to x the memory and x the power consumption. By applying our quantum software onto GPUs, it starts to flatten that. Oh, right. And because it’s the way the market memory is architected. So, we’ve started to put that to work with the army and the navy uh by applying our um quantum software on Nvidia’s Jetson GPUs. Those are the small field deployed ones and ingesting massive amounts of data from cameras from um inertial sensors on board a moving vehicle and kind of recreating a pnt system and processing that all at the edge which would completely overwhelm a field deployed large language model. So, so the other way they tie together is taking some of those quantum principles and you’re kind of getting quantum advantage that normally you’d need to wait for a quantum computer to have, but you get it today on GPUs via software. So there’s two examples of how AI and quantum interact. Well, that’s fantastic. So, well, thank you for giving us the backdrop on you, where you grew up, who you are, a little bit on the whole quantum industry and where it’s going. And I think that gave a nice overview. So, tell us a little bit about your company, Inflection. What makes you different? Because this is a a newer industry. There’s players in it. You guys are definitely one of uh the bigger. What? Tell us the DNA of the company, who you are, and what makes you different. So when I was at Maverick and I got very curious about quantum, I met a lot of the quantum companies that were around. This is back in , right? The conclusion that I walked away with at that time was it was really too early to make a bet on any of the companies that were, you know, around and maybe the smart thing to do would be to start something from scratch. So I started meeting professors instead. It ultimately led me to a gentleman named Dana Anderson who is the founder of inflection. Oh, great. and he was a professor at CU Boulder for years where Dana was part of several Nobel Prize winning teams. Wow. And Dana is an applied physicist. So the applied physicists don’t ever win the Nobels. The theoretical physicists win the theoretical but Dana went built the stuff, right? And so when I met Dana, Dana was creating these ultra high vacuum cells where you would store these atoms and that’s at the heart of every single product we make today. And so what I saw was the opportunity to build not a quantum computing company but a broader quantum technology company because what I’ve explained that that highly flexible nature of our quantum modality that allows you to address different markets. What I didn’t say when I explained what quantum was is you’re talking about the world of the very small. You’re also talking about the world of the very cold, right? The world of the very cold because those weird things we talked about at the quantum level are very fleeting in nature. They go away if they get that’s why we don’t see that’s why you and I are entangled, right? uh and so the noise of the world kicks them out of existence. You have to shield them from that noise. The only way to do that is to freeze them. And so most quantum companies rely on huge cryogenic freezers to quote freeze their cubits and then you can start to take advantage of the quantum properties, right? But if you think about fundamentally what is frozen, it’s the lack of motion of atoms, right? So what Dana and his colleagues figured out how to do and won Nobel prizes for it is how do you freeze atoms at room temperature which sounds counterintuitive but it’s by holding them in place with lasers such that they’re moving so little they become the coldest place in the known universe they exhibit their quantum properties then you can take advantage of them. So why are we different? Everything we do is at room temperature even though the atoms inside the glass cell are the coldest place in the known universe. The systems at room temperature. So that allows you to cost down, field deploy and importantly shrink this technology over time because you don’t have a mechanical system like a uh like a refrigerator. So number one, why are we different? We are focused on a number of different quantum applications. Some of them under the sensing umbrella, some of them under the computing umbrella. That’s number one. Number two, our modality is highly scalable because inside that ultra high vacuum cell, and I wish I here’s a bunch of them right here inside this glass case. So at the core of all of our products is something similar. This or something similar, right? This is our quantum core. Okay? And this is effectively outer space in your hand. So this is probably a better term, but this is more vacuumy than outer space. Okay? And inside this lives our atoms and our atoms are the core of all our products, right? So you can think about inside this cell, we have millions of ribidium or cesium atoms floating around. And then we control those atoms with lasers to build all of our products, right? And so let’s use our clocks for example. You have ribidium atoms floating around here. We hit those atoms with a ultra high frequency laser uh nmters. Okay. Or you know if we’re just to be particular to be serious. Yeah. To be uh to be to be specific. And that excites the atom. So it sends the electron the outer veillance electron into it excited state and then back to its neutral state. Okay. And it’s cited neutral excited neutral. It becomes the ticking of a clock. That clock ticks about a thousand times more precise fast than anything. So pose second level and an incredible and also a very stable frequency reference. It doesn’t drift. You know how like if you haven’t wound your watch in a while it’ll be off by you know a fair amount. This would be off by like a second every billion years or so. So we’re talking about very yeah and then the stability and that’s what’s so important. Normally you need to synchronize your clock or state but you have to you have to you have to synchronize it or discipline it against a reference and that’s one of the services that the GPS system provides. it, you know, synchronizes all of our watches down here and it synchronizes itself to these tablesized technologies. And so it’s almost like this Russian doll situation where you have these massive tablesized technologies which synchronizes to the clocks up in space which then blasts that signal down to everything down here on Earth. Our clock by doing this allows us to have the the level of precision of those tablesiz technologies in a small form factor. That’s wild. The way we build our antennas, so we can turn those same atoms into an antenna. So we can hit them with another laser. It excites them. Its outer veilance electron goes way out into orbit and then it becomes incredibly sensitive to the entire electromagnetic spectrum. And if you know anything about RF, that’s absolutely insane because normally you need a very dedicated antenna form factor for the part of the frequency that you’re receiving. And you largely appro you have to it has to be the size of the wavelength you’re receiving. So if you’re at the very low frequency, very long wavelength, you need to have antennas that are massive. Like you probably put a massive antenna under your roof. At the extreme, submarines dangle a km long antenna off their back to receive the really low frequency wave signals that can penetrate water. We can collapse that down to something the size of a sugar cube. Oh, that’s amazing. Yeah. Absolutely insane. And you can dynamically tune that sugar cube to receive hertz to terraertz. And that there’s applications there back to defense, national security, law enforcement. There’s all sorts that that run off RF. So this is it’s the everything I mean this is the biggest breakthrough in radio frequency technology in the in the last years. Um so the photon to the atom to the excite how like was that just one day like someone tried it and it worked and you’re just like okay put that into this form factor and let’s apply like that was Dana years it’s multiple Nobel prizes. Well deserved. Yes. Well deserved. Yeah. Yeah. Very well deserved. I’ll give you another one. Okay. That’s amazing. That is incredible. And so you could think about, you know, some of the military use cases. One, you know, they communicate at these low frequencies and that means out in the field soldiers have to put up a big antenna to receive those. They become a target. Then this allows them to not become a target. Look like a b you got a battleship looks like a porcupine with all those different antennas sticking off. That’s cuz they receive all those different, you know, parts of the frequency spectrum. That all can be collapsed onto something very small. Huge, huge, huge implications for national security. Then finally, the way we build our computers is we take those same atoms, we array them in a grid, we entangle them, and then we perform calculations on those entangled cubits. So it all happens inside this tiny little ultra high vacuum cell that really we’re the only ones in the world that can make this. So right there, so the vacuum cell inside there, that temperature is at what? As close to absolute zero as you could possibly get. Okay, got it. Right. But because everything we do is based on a cell like that and photonics and electronics, it will all be chip scale at someday. So we can shrink this down. But where I was going is scalability. So we can put millions of atoms inside that little cell, right? Where we can make tens of thousands if not hundreds of thousands of physical cubits and that is plenty to get to quantum advantage for computing. So we don’t need to figure out how to build football field size computers. We don’t have to fatonically integrate these things. We can have that tiny little cell be a quantum computer that will soon do things that classical computers can’t do. So one focus on a number of different use cases which allows us to be highly commercialized. We did $ million in revenue last year which as far as I can tell is the second most of any quantum company and then also a highly scalable modality that will reach quantum advantage in the next three years. So inflection scale platform holds records for neutral atom arrays atoms and almost % two cubit fidelity. How do neutral atom systems offer advantages compared to other cubit technologies in your opinion? So one is that ability to be at room temperature. So not having to have those uh not having to have a freezer which allows you to um shrink it and cost it down. But the other really nice advantage is other anomalies require you to build actual physical cubits, right? We use atoms and as I like to say, atoms are nature’s perfect cubits, right? All ribidium and cesium atoms come to us and they’re exactly the same and we don’t have to manufacture them. All we need to do is, you know, utilize lasers to, I don’t like the word manipulate, but that’s effectively what we’re doing. We’re manipulating the atoms. We’re controlling the atoms and then we’re turning those into our cubits. Wow. And so we don’t have to build anything other than our glass cells and then the photonic systems, but the cubits themselves, nature gives to us. So that pro that process with the photonics, that’s your that’s your intellectual advantage. I mean, that’s inflection right there. That’s that’s how you’re doing it. Different. Everything we do is based on our unique ability to control atoms with lasers. And remember that for your business, whether you’re in AI, robotics, it doesn’t matter what new frontier industry you’re in. How are you different from your competitors? How are you different in anyone in your industry? And that right there explains how they’re different and I know how I’m different in my business. Having that differentiator is key because if you can’t build your own niche, you’re going to you’re going to someone’s going to be in your way or it’s going to get crowded on your market share. So that’s how you see the tremendous growth and scale of this business. Um, tell us a little bit about the significance of the Scorpius program and how it fits within your long-term roadmap toward commercial ready fault tolerant quantum computing with logical cubits. Scale is our current version of our computer where we have set records on physical cubits of and then have the highest gate fidelity which is the quality of our cubits as you pointed out .%. Right. Um and so that machine has been fantastic for what it’s done. We are actually moving to our new class of machine called Falcon. Uh largely because I’m a big Star Wars fan to the Millennium Falcon. Uh and most likely Palmer names a lot of his products too from Lord of the Rings. So it’s a thing. Okay. Star Wars Lord of the Rings. We got it. It’s a thing. Yeah. So the Falcon system will uh actually have what it takes to scale up to logical cubits. We haven’t even gotten into logical cubits yet, but logical cubits are the keys to the kingdom for quantum computing. And so there’s physical cubits and then you have to error correct those cubits to come up with logical cubits. And then logical cubits are what you can actually perform calculations on. And it and logical cubits will be able to do things with classical with quantum computers that you can’t do with classical computers. Can you go into logical cubits a little bit and tell us about what those applications are going to look like one day? So as we described you know everything we do being controlling atoms with lasers each of those atoms becomes a physical cubit. Now when you take a and then so how do you get a logical cubit? You need a lot of very high quality physical cubits. So quantity and quality and so we have we have the quantity we have .% gate fidelities we have the quality. You marry those together and you apply what are called error correction software codes on those and you can come up with logical cubits. So there’s only a handful of companies on the planet who have logical cubits. We’re one of them and it’s effectively you take a it’s a there’s a ratio of physical to logical cubits and it can be anywhere from to one to one. So as we scale towards logical cubits the is the magic number. Once we get past that we’ll start to see quantum advantage on these logical comput logical cubit computers. Right? Where do we see that quantum advantage first? What are the applications? The first things will be in material science. Okay. So we actually showcased a material science application on our smaller number of logical cubits late last year alongside Nvidia. It was called the Anderson impurity model. It’s a very basic photovoltaic model, but it’s the prec precursor to what you’d use to build better batteries. Wow. And so you scale that power up and put more logical cubits against that and you pair it up with some GPUs. That’s the fundamental building blocks of how we will create new batteries. And you can think of your iPhone. And I can tell you a bunch of our partners that you’re going to meet in DC that are in the new frontier. Materials is at the top of their list. Absolutely. It’s the advantage that that our adversaries around the world have an advantage on some of the material development. And that’s great that you’re addressing that because that is something that that there seems to be a strong need for. Well, you listen to what is keeping, you know, Elon Musk up at night about Starship and it’s the material science of that. He actually has to design the materials to do what he needs it to do. That’s the type of thing that quantum computers are going to be very useful for. And luckily, that’ll be one of the early use cases. And as they get more and more powerful, drug discovery will be unlocked. And then actually, interestingly, the encryption piece will require thousands of logical cubits. That’s a very hard problem to solve. But once it gets to that thousand logical cubit level, then you’ll start to see encryption be at risk. And then that and you know, optimization and types of those types of problems. And kind of scarily, you know, the underlying uh encryption for Bitcoin will be at risk as well. Right. I was just going to ask you about that. So digital currencies and the financial infrastructure of our country. Do you have any thoughts on that and how logical cubits play into that? So I mean kind of a joke kind of not. I do own a reasonable amount of cryptocurrencies and so in many ways this is my hedge against my my crypto holdings. But David Sax, you hear that? Okay. Go ahead. Exactly. But, you know, I do believe that even though it will be a challenge because what they’ll need to do is effectively fork the Bitcoin network and then put some new consensus mechanisms into the into the network that don’t rely on, you know, the cryptography that they’re using today. It’s such an important thing that they will figure out a way to do that. But, as it stands now, quantum computing can will break um the Bitcoin encryption. And so, so again, but I think they’re going to figure out a way. Um I don’t quite know how they’ll do it, but they will figure out a way. Um but yes it and when you get to enough logical cubits again it’s not a hundred it’s not a thousand but it’s several thousand logical cubits and that will be you know you’ll have a computer powerful enough to do that and the thing about quantum is that unlike classical computer that’s scaled exponentially and humans have a hard time extrapolating exponential scaling but if you went back to and you just followed Moore’s law which was an exponential scaling law you could effectively kind of predicted you know what computing would have been able to do the issue is that that quantum computer scaled double exponentially right and that’s That’s really hard to extrapolate. So you mentioned some of your revenue. I think it’s it’s a very big curiosity to our audience that you guys are bringing products to market like ticker the rack mounted optical clock. How are these early offerings validating your vision of moving out of pure research and into real world commercial applications? It was very important culturally to start to push product out into the world because having, you know, been a VC for a long time, you can’t snap your fingers and turn a research culture into a commercial focused culture. It needs to be embedded in the DNA from day one. That’s smart. And so to your point of like what is what else is your competitive advantage? Our company knows how to put pencils down, ship to engineering, and deliver products that work out in the field and then don’t need physicists constantly turning the screws. It can’t be overstated how important that is, right? And other companies that are existing in the research world kind of just tweaking and optimizing and then getting to quantum advantage and then figuring out, oh my gosh, how do we build and scale these things? That is going to take a lot of it’s going to be very hard to change that because the people who are the cutting edge experts in this field spent most of their life in academia. There’s no concept conceptualization of commercialization in academia. So it needs to be really embedded in the DNA over time. And so beyond just being able to push out product and say, “Hey, we actually have brought quantum advantage, our clocks are truly orders of magnitude better than your classical standards. You could buy this and earn a return on it today.” The value to us internally is huge as well from a cultural perspective. If I could just frame what Matt just said for our audience and if you think if you’re a venture capitalist or an academic, what you just said is so true and I’ve seen this time and time again where R&D gets so lost into the development, the research and the science of what they’re doing that they can’t actually validate and commercialize the product. the fact that you were able to bring in at the timing of this business being from the venture capitalist perspective seeing the R&D and then taking it out to commercialization that to me brings you endless scale potential uh because you you’ve got the lab here to cook up the next generation of research but you also have the channel and the way to get product out to inventory to to application and that’s what creates an investable brand. Yep. So, uh, kudos to you and that’s one of the greatest business lessons that Matt just said for our audience. Now, I honestly just stole from Nvidia. I mean, Jensen Jensen, listen. Exactly. I told this to Jensen at the GTC conference. You know, it I think, you know, the alternative strategy would have been, let’s look at how Nvidia, you know, built its business. They had a graphic process processor unit, right? A GPU, which they pointed first at gaming for graphics, right? And then they pointed at the crypto mining world. Then they pointed at at the physics problems. and they ultimately found their crown jewel of large language models. To me, it just wouldn’t have made any sense to have this neutral atom platform and just wait until we got to our large language model. That would have been like Jensen never selling a product for years until large models came out, right? So, I thought, okay, we’ve got this neutron, you know, product. Let’s let’s point it at let’s point at clocks. Let’s point at QRF and eventually we’ll get to our uh our crown jewel of quantum computing, right? Well, that’s awesome. One of the exciting questions I’ve been wanting to ask you is about space. Um I have a a deep affection towards space. Uh you know it’s adding trillions of dollars to the GDP in the next you know between now and . Uh one of our big partners at our impact conference in Washington DC is Type Ventures which is one of the largest venture capitalists in the space market. I know NASA is using your technology on the international space station and you’ve supported multiple uh sectors energy grid sensors navigation. what industries and use cases do you expect to see in the future? And can you talk a little bit about space uh and some of the stuff that you guys are doing out there? Where the Well, first of all, the the thing the thing I always say is the only thing better than quantum is quantum in space. Um okay, we got to come up with a good joke on that one, too. Okay. Sure. All right. Yeah. Uh but we are the only company to put to we were the first person first company to put quantum in space and we did that alongside NASA in . M what we have there today is a gravimeter and it’s a quantum gravimeter and it’s measuring gravity on the earth’s surface and what can you do with that? You can you can do a lot. You can you can measure the melting of polarized caps that fundamentally changes the gravity stamp on Earth’s surface. You can measure the depletion of aquaores but possibly more importantly you can see underground tunnels being built. You can see the movement of nuclear materials. Those both have, you know, changes in mass which changes gravity. And so very big national security implications for being the winner in quantum in space. Wow. So, we’re working with uh NASA to send more of our quantum gear up into space. And I do think just like quantum here on Earth is a must-win race, quantum in space is a must-win race for that reason. But here’s another one. We talked about GPS and you know, all the services of Prides here on Earth, there’s no GPS in space, right? So, you need quantum inertial navigation equipment. You need quantum timekeeping to actually navigate in space. And this sounds crazy, but you know, we need to create a moon timing standard, right? and to be able to synchronize with the moon, best way to do that would be to put our quantum gear up in space because it will sync, you know, the drift on the stability of the time signal is so great that you could ensure that the time on the moon was synced up with the time down here on Earth. And so fantastic. Yeah. So, lot of really interesting use cases for quantum. And this is the one scary thing where I’ll bet on the US % of the time, China is a little ahead of us right now in quantum and space. So, they’re the first to have shown an encrypted quantumly encrypted signal being sent from the earth’s surface to space and back down to earth. So that’s something that we could never intercept. We could never like decrypt that and that is scary. And so I do think the US understands that quantum and space is a must-win which is some of the reasons why we’re you know working with NASA to get the US back in back in the leadership position for quantum and space. That’s amazing because you know a lot of times you’ll just think of quantum in space as a commercial application be it satellites or GPS but the defense side and the national security side is the most important use of quantum in space and uh we’ll continue to drive that agenda at our own conference that has a venture capitalist in space that’s our primary sponsor. So that’s the message that we’re talking about that and Inflection recently committed up to million in public private investment to construct a utility scale neutral atom quantum computer in Illinois. What does this mean uh you know for the organization in its scale and ecosystem building for other states? Mhm. Well, Governor Pritzker has been very forward thinking in uh in quantum and in fact got Illinois behind quantum five or six years ago, which was at that point, you know, a relatively risky bet, but I think it’ll prove to be very preient. Um, and his driving motivations for doing that were I don’t know how many folks know this, but Mosaic and the web browser was developed at the University of Illinois and then Illinois lost it to California, right? And so Illinois has sort of as deep I grew up in Illinois, a deep wound of having, you know, had the uh had the keys to the kingdom for technology and the internet and then kind of losing it. So he thinks quantum is the next thing and he wants to make sure Illinois is very well positioned. And so, so yes, we did I’ve gotten to know the governor um over the last several months and it’s a public private partnership which effectively involves the uh the state buying a quantum computer from us and us making commitments to grow our workforce in the state of Illinois. And uh and we already have about folks there and we’ll scale that to over the course of the next many years. And so and Illinois and Colorado are both two of the big quantum um you know hot beds in the country. You have University of Chicago, University of Illinois in in Illinois, and then you’ve got University of Colorado here, which both graduate lots of quantum physicists. So, it’s the natural places to have our have our kind of co-headquarters. Um, so as we end this interview, I thought what would be great is to talk a little bit about what’s next. Talk to us a little bit about your organization. We read some really favorable news about you guys in the last week. Can you comment a little bit about that? And then I’m going to ask you what’s important to you and where do you see the company in two to three years? So the news is that we announced we’re going public. Congratulations. And alongside that raising about $ million and um the reason to do that is because I’ll end where I began. Um Quantum is at an inflection point both pun and no pun intended. Um and significance of the name. Yeah. Exactly. and it’s a race and the US must win and I view now is the time and what this capital will allow us to do is accelerate our roadmap for both continuing to productize our quantum sensing products as well as get us to commercial advantage in our computing products and so the uh inflection has an advantage right now from both a commercial and a technological perspective and I view uh it as critical to compound that advantage and this capital will help us do it. I also think that there will be quantum companies over the course of the next several years that won’t be able to raise capital and I would very much like to be the consolidator if there if it’s rational for us to do it and it’s much easier to do with a liquid public currency to make those types of acquisitions. Where do I see us in the next several years? I see us selling a heck of a lot more of our sensors helping the US stay ahead in the quantum race and uh and executing against a roadmap to get to logical cubits by the end of where we’ll start to see quantum advantage on computing. Awesome. Well, this has been an invaluable session on quantum computing, on inflection, uh taking a company public. Uh we covered a lot of great stuff. I’m still harnessing that R&D to commercialization thought because that’s where the genius is. Uh I always like to end my interviews with uh the adversity, the tough times. Yeah. Um, you know, it seems it seems like everything trajectory is all positive, but uh, as a leader and speaking to thousands of leaders watching this, when you face tough times, when it seems like you’re up against the impossible, what drives you to overcome that? Well, when I first came here, um, it was not an easy situation. Um the company was low on funds and we had spread ourselves way too thin and really the first call it nine to months of my time here was a tough time and so we had to get capital into the business. I had to lay off some folks. I had to chop off products we were focused on to narrow our focus. And what kept me going was the mission is just too great to fail. And so I just wasn’t there was no situation where I was going to let this fail. And the team all rallied around that as well. And I knew that if we could make it through what seemed like a very challenging time and was a very challenging time, the what waited on the other side was unbelievable. And we made it through that. And that hunch proved true. and really just having made it through that what’s been waiting for us on the other side has been unbelievable. So I think it was just you can never uh it’s like the you know the Ted Lasso sign the belief you just have you can’t you can’t ever give up hope you have to believe and if you just keep going eventually you’ll get through it and then great things will be waiting for you. So that’s a little bit of a fluffy answer but very good I love the philosophy behind that. It speaks so true. Well, ladies and gentlemen, I present to you Matthew Canella, CEO of Inflection. Thank you for this interview. Continuing success. Uh I see uh an abundant uh positive things coming your way. I’m so excited to have you uh at our new frontier. Can’t wait to be there. It’s going to be a bless. It’s going to be awesome because it complements so many of the other amazing stories that that are going to be unfolded in Washington DC. So, with that, I present to you our latest rendition of the Impact Show and we will be back to you in Washington DC. See you. [Music]

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Churchill for their consideration. Churchill intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Churchill’s shareholders in connection with Churchill’s solicitation of proxies for the vote by Churchill’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Infleqtion stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to Infleqtion stockholders and Churchill shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Churchill and Infleqtion shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Churchill in connection with the proposed transaction, as these documents will contain important information about Churchill, ColdQuanta, Inc (the “Company”) and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by Churchill with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Churchill Capital Corp X, 640 Fifth Avenue, 12th Floor, New York, NY 10019

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